

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2011

Mr. James A. Mehling
MLM Index Fund
405 South State Street
Newtown, PA 18940

> **Re: MLM Index Fund**
> **Form 10-K for the year ended December 31, 2009**
> **File No. 0-49767**

Dear Mr. Mehling:

      We have reviewed your first response letter filed November 24, 2010 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the fiscal year ended December 31, 2009

General

1. We note your response to prior comment 1 and we are unable to agree with your position that series-level reporting is not required for each series. As such, we reissue our previous comment and request that you amend your filing to provide series-level (1) financial statements and audit opinions, (2) business descriptions, (3) risk factor disclosure, and (4) evaluations and disclosures about the effectiveness of disclosure controls and procedures and internal controls over financial reporting. In responding to this comment, please be sure to revise your disclosure in Item 9A of your filing to clarify that the scope of evaluation and disclosure covers the required series level as well as the trust as a whole. Additionally, please clarify that the scope of your certifications applies at the series level as well as to the trust as a whole, and that the CEO and CFO are certifying as to the trust as a whole, as well as to each series.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief